FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, August 17, 2005, Series 2005-4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-112223
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05064455


SEC MAIL

PROCESSED
AUG 2 3 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:____________________
Name: Marina Tulchin
Title: Vice President



By:____________________
Name: SUSAN VALENTI
Title: DIRECTOR

Dated: August 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[279,311,000]

(Approximate)

Mortgage Loan Trust
Series 2005-4

Deutsche Alt-A Securities, Inc.

(Depositor)

Deutsche Bank 

August 17, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

[TPW: NYLEGAL:364151.21 17088 00000 08/11/2005 09:09 PM

PRELIMINARY TERM SHEET DATED: August 17, 2005
Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-4
$[279,311,000] ***(Approximate)***
Subject to a variance

All Terms and Conditions are subject to change

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings (2 out of 3)
A-1	[97,567,000]	Fixed	0.90	4.8000%[6]	Aaa/AAA
A-2	[41,203,000]	Fixed	2.07	5.1500%[6]	Aaa/AAA
A-3	[45,577,000]	Fixed	3.10	5.3000%[6]	Aaa/AAA
A-4	[39,375,000]	Fixed	5.00	5.5500%[6]	Aaa/AAA
A-5	[27,658,000]	Fixed	9.51	5.8500%[6]	Aaa/AAA
A-6	[27,093,000]	Fixed / NAS	6.51	5.3529%[6]	Aaa/AAA
A-7	[838,000]	Fixed / NAS / Support	6.51	5.3529%[6]	Aaa/AAA
A-X1	NA[2]	Floating IO	3.42	[3]	Aaa/AAA
A-X2	NA[4]	Floating IO	3.60	[5]	Aaa/AAA
TOTAL	**$[558,655,824]**				

(1) The Structure is preliminary and subject to change

(2) The Class A-X1 Certificates will be interest-only certificates and will bear interest based on a notional balance which will be equal to the balance of the Senior Certificates, which is initially equal to $[279,311,000].

(3) The Pass-Through Rate for the Class A-X1 Certificates will be a variable rate equal to (i) the lesser of (a) [6.00%] per annum and (b) the Net Rate for the Mortgage Loans minus (ii) the weighted average Pass-Through Rate for the Senior Certificates.

(4) The Class A-X2 Certificates will be interest-only certificates and will bear interest based on a notional balance which will be equal to the balance of the Mortgage Loans, which is initially equal to $[300,334,293].

(5) The Pass-Through Rate for the Class A-X2 Certificates will be a variable rate equal to the greater of (i) the Net Rate for the Mortgage Loans minus [6.00%] per annum and (ii) 0.00%.

(6) The Pass-Through Rate for all Senior Certificates will equal to the Pass-Through Rates specified above subject to the Net Rate for the Mortgage Loans.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview

Certificates:	The Class A1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-X1, and Class A-X2 Certificates (together, the "Senior Certificates"), the Class M Certificates (the "Mezzanine Certificates") and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Class B Certificates" and together with the Mezzanine Certificates, the "Subordinate Certificates").
Pricing Speed:	100% PPC (100% PPC is 8% CPR growing to 24% CPR over 12 months).
Depositor:	Deutsche Alt-A Securities, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Credit Risk Manager:	The Murrayhill Company
Cut-off Date:	August 1, 2005
Closing Date:	August 30, 2005
Investor Closing Date:	August 31, 2005
Legal Structure:	REMIC
Optional Call:	5% Cleanup Call
Distribution Dates:	25th of each month, or next business day, commencing September 26, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

[TPW: NYLEGAL:364151.3] 17088-00000 08/11/2005 09:09 PM

Transaction Overview (Cont.)

Collateral:

- The Mortgage Loans will consist of 30 year fixed rate mortgage loans with an expected aggregate principal balance of $[300,334,293] as of the Cut-off Date subject to a 5% variance. The Senior Certificates and Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of the Mortgage Loans included in the trust fund.

Credit Enhancement:

- Credit Enhancement for the Senior Certificates and the Subordinate Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [7.00]% +/- 0.50% with respect to the Senior Certificates.

ERISA:

- The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cashflow Description:

- Distributions on the Senior Certificates and the Subordinate Certificates will be made on the 25th day of each month (or next business day). The payments to the Senior Certificates, to the extent of the available funds from the Mortgage Loans, will be made according to the following priority:
- Available Funds:
  1. Payments of interest, pro rata, to the Senior Certificates.
  2. Payments of principal to the Class A-6 and Class A-7 Certificates, pro-rata, up to an amount equal to the Class A-6 and Class A-7 Priority Amount.
  3. Payments of principal, sequentially, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until reduced to zero.
  4. Payments of principal to the Class A-6 and Class A-7 Certificates, pro-rata, without regard to the Class A-6 and Class A-7 Priority Amount, until reduced to zero.

Shift Percentage:

- The Shift Percentage is equal to 0% for the first 3 years following the Closing Date, 45% for the fourth and fifth year following the Closing Date, 80% in the sixth year following the Closing Date, 100% in the seventh, eighth and ninth year following the Closing Date, and 300% for any year thereafter

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Class A-6 and Class A-7 Priority Amount:

- The Class A-6 and Class A-7 Priority Amount will equal the product of (i) the senior principal distribution amount allocable to the Senior Certificates, (ii) the Class A-6 and Class A-7 Priority Percentage and (iii) the Shift Percentage. The "Class A-6 and Class A-7 Priority Percentage" is the percentage equivalent of a fraction, the numerator of which is the certificate principal balance of the Class A-6 and Class A-7 Certificates and the denominator of which is the aggregate certificate principal balance of the Senior Certificates.

Shifting Interest:

- The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans on any Distribution Date during the first [five] years following the Closing Date (the "Senior Prepayment Percentage"). Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of aggregate certificate principal balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses incurred on the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

- Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Aggregate Subordinate Amount does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed (a) on or prior to [August 2008], 20% or (b) after [August 2008], 30%, then prepayments will be allocated among all certificates on a pro rata basis.

- If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the Subordinate Prepayment Percentage can be allocated to the Subordinate Certificates.

Senior Percentage:

- With respect to any Distribution Date, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the Senior Certificates immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the related Due Period.

Subordinate Percentage:

- For any Distribution Date will be 100% minus the related Senior Percentage.

Allocation of Losses:

- Realized Losses on the Mortgage Loans will be allocated to the most junior class of certificates outstanding beginning with the Class B-5 Certificates, until the certificate principal balance of the Subordinate Certificates and Mezzanine Certificates has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated pro rata to the Senior Certificates (other than the Class A-X1 Certificates and Class A-X2 Certificates); provided, however, that any Realized Losses on the Mortgage Loans that would otherwise be allocated to the Class A-6 Certificates will be allocated instead to the Class A-7 Certificates, until its Certificate Balance is reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE MORTGAGE LOANS*

Aggregate Principle Balance	$[300,334,293]	+/- 5%
Average Principal Balance	$235,003	+/- 10%
Weighted Average Gross Coupon	6.557%	+/- 10 bps
Weighted Average Remaining Term	357 months	+/- 2 months
Single Family Detached / PUD	73.72%	+/- 5%
State Concentration	29% CA	
Weighted Average Original LTV	75.73%	+/- 5%
Weighted Average FICO	715	+/- 10
Interest Only Loans	28.67%	+/- 5%
Prepayment Penalties	44.73%	+/- 5%
Percent Conforming Balance	58.91%	+/- 5%
Full/Stated Docs	85.21%	+/- 10%
Non Owner Occupied	26.80%	+/- 10%
Originators +/-		
Greenpoint	48%	
Impac	33%	
Mortgage IT	6%	

* Expected as of the Cut-off Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
MBS Trading	
Anilesh Ahuja	212-250-2669
Hyung Peak	212-250-2669
Mark Ginsberg	212-250-2669
Marina Tukhin	212-250-2669
MBS Banking	
Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997
Daniel Murray	212-250-0864
MBS Analytics	
Steve Lumer	212-250-0115
Kathie Peng	212-250-7259

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.